CAS Corporate Governance Services

SEC
Mail Processing
Section

OCT 03 2008

Washington, DC
101

October 1, 2008

Via Courier

The United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Century Energy Ltd. Your File: 82-34757

In connection with the Commission's granting to Century Energy Ltd. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between June 13, 2008 through September 30, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

CAS Corporate Governance Services Inc.

Natasha Varga
Administrator, Corporate Governance

08005272

Encl.

cc: Century Energy Ltd. by email w/o enclosures
Attention: Jimmy McCarroll, President

PROCESSED
OCT 15 2008
THOMSON REUTERS

751, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2
Telephone: (403) 543-2192 Telefax: (403) 543-2191 E-Mail: natasha@corpadmin.ca

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

June 19, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the "Corporation") announces that the Corporation is conducting a private placement of up to 3,571,428 units ("Units") at a price of $0.14 per Unit for gross proceeds of $500,000 (the "Offering"). Each Unit will consist of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one Share of the Corporation at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Corporation's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Corporation's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Corporation issues a news release announcing the Accelerated Exercise Period.

Proceeds from the Offering will be used for drilling operations in Canada and for general working capital.

A finder's fee in the maximum amount allowable by the TSX Venture Exchange is payable in respect to the Offering.

The transactions contemplated herein are subject to regulatory approval.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

-34757

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

July 21, 2008

For Immediate Release
TSX Venture: CEY

CENTURY ENERGY COMPLETES FIRST TRANCHE OF PRIVATE PLACEMENT

Century Energy Ltd. (the "Corporation") is pleased to announce that further to its news release of June 19, 2008, it has closed the first tranche of its non-brokered private placement consisting of 1,809,092 Units (the "Units"). In order to address market volatility, the Corporation re-priced the Units from $0.14 to $0.11, and as a result received gross proceeds of $199,000 (the "Offering"). Each Unit consists of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Corporation at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Corporation's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Corporation's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Corporation issues a news release announcing the Accelerated Exercise Period. The Corporation intends to close the balance of the Offering shortly. The Corporation paid the following finder's fees in connection with this Closing: Canaccord Capital Corporation, 10% cash fee and 83,000 Warrants; Marketsmart Communications, 10% cash fee; John Williams, 10% cash and Capital Street Group, 10% cash.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on November 18, 2008, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used to complete the acquisition of oil and gas leases in the Roncott/Bakkan formation from Lions Petroleum, and for general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Corporation

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Corporation")

Item 2 Date of Material Change

July 17, 2008

Item 3 News Release

The Corporation disseminated a news release on July 21, 2008

Item 4 Summary of Material Changes

The Corporation closed the first tranche of its non-brokered private placement of 1,809,092 units (the "Units") of the Corporation, for aggregate gross proceeds of $199,000. The private placement closed on July 17, 2008.

Item 5 Full Description of Material Change

Further to its news release of June 19, 2008, Century Energy Ltd. (the "Corporation") has closed the first tranche of its non-brokered private placement consisting of 1,809,092 Units. In order to address market volatility, the Corporation re-priced the Units from $0.14 to $0.11, and as a result received gross proceeds of $199,000 (the "Offering"). Each Unit consists of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Corporation at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Corporation's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Corporation's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Corporation issues a news release announcing the Accelerated Exercise Period. The Corporation intends to close the balance of the Offering shortly. The Corporation paid the following finder's fees in connection with this Closing: Canaccord Capital Corporation, 10% cash fee and 83,000 Warrants; Marketsmart Communications, 10% cash fee; John Williams, 10% cash and Capital Street Group, 10% cash.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on November 18, 2008, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used to complete the acquisition of oil and gas leases in the Roncott/Bakkan formation from Lions Petroleum, and for general working capital.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the Corporation, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

July 21, 2008

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

July 25, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century") is pleased to announce that further to its news release dated June 11, 2008 it has completed the purchase of 100% of the petroleum and natural gas rights to approximately 1100 acres (445 hectares) in the Bakken oil formation in Southern Saskatchewan. Pursuant to the Petroleum and Natural Gas Purchase and Sale Agreement between Century and Lions Petroleum Inc. ("Lions"), an arm's length party, Century has acquired five Saskatchewan Crown Petroleum and Natural Gas Leases ("Leases").

In consideration for the Leases, Century has paid Lions $150,000 in cash, and Lions will retain a 3% royalty interest on the monthly production from wells drilled on the Leases.

Century is conducting geological and engineering work on the property and has received a Technical Review Letter dated July 7, 2008 from Sproule Associates Limited. For further information and to view this letter, please visit the Company's website: www.centuryenergyltd.com.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

-34757

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MAY 31, 2008

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2008	August 31, 2007
ASSETS		
Current		
Cash	$ 24,333	$ 187,583
Receivables	16,096	10,717
	$ 40,429	$ 198,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 36,517	$ 42,642
Shareholders' equity		
Capital stock (Note 3)	6,537,810	6,379,910
Contributed surplus (Note 3)	222,659	130,267
Deficit	(6,756,557)	(6,354,519)
	3,912	155,658
	$ 40,429	$ 198,300

Nature and continuance of operations (Note 1)

Subsequent events (Note 8)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended May 31, 2008	Three Month Period Ended May 31, 2007	Nine Month Period Ended May 31, 2008	Nine Month Period Ended May 31, 2007
REVENUE				
Oil and gas revenue	$ 366	$ 249	$ 1,512	$ 581
DIRECT COSTS				
Production costs	9	1,401	150	1,191
	357	(1,152)	1,362	(610)
EXPENSES				
Dry hole costs	2,599	-	112,890	-
Conferences & Seminars	42	-	880	-
Consulting fees	11,487	22,997	52,084	25,125
Filing Fees	-	2,125	7,483	8,235
Foreign exchange (gain) loss	(410)	17,289	10,475	26,784
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	642	706	3,869	2,886
Printing	-	-	1,362	-
Professional fees	14,806	24,857	75,863	75,131
Regulatory and transfer agent fees	2,872	3,487	6,850	7,165
Rent	1,508	1,702	4,500	5,141
Shareholder information and investor relations	-	-	-	1,822
Stock-based compensation	47,884	-	92,392	13,357
Telephone	149	475	1,021	1,433
Travel and promotion	1,161	5,364	11,231	11,245
	90,240	86,502	403,400	200,824
Loss for the period	(89,883)	(87,654)	(402,038)	(201,434)
Deficit, beginning of period	(6,666,674)	(6,375,956)	(6,354,519)	(6,262,176)
Deficit, end of period	$ (6,756,557)	$ (6,463,610)	$ (6,756,557)	$ (6,463,610)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	22,677,081	20,580,994	22,049.307	18,018,271

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended May 31, 2008	Three Month Period Ended May 31, 2007	Nine Month Period Ended May 31, 2008	Nine Month Period Ended May 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (89,883)	$ (87,654)	$ (402,038)	$ (201,434)
Items not involving cash:				
Stock-based compensation	47,884	-	92,392	13,357
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(993)	(1,222)	(5,379)	(4,473)
Increase in prepaids	-	2,486	-	-
Increase (decrease) in accounts payable and accrued liabilities	(10,624)	(29,897)	(6,125)	23,995
Net cash used in operating activities	(53,616)	(116,287)	(321,150)	(168,555)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	-	88,000	157,900	424,450
Due to related parties	-	-	-	(18,278)
Net cash provided by financing activities	-	88,000	157,900	406,172
Change in cash during the period	(53,616)	(28,287)	(163,250)	237,617
Cash, beginning of period	77,949	297,691	187,583	31,787
Cash, end of period	$ 24,333	$ 269,404	$ 24,333	$ 269,404

Supplemental disclosure with respect to cash flows (Note 4)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2008	August 31, 2007
Deficit	$ (6,756,557)	$ (6,354,519)
Working capital	3,912	155,658

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ending May 31, 2008 are not necessarily indicative of the results that may be expected for the year ended August 31, 2008.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2007. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2007.

Change in accounting policy

Financial instruments

Effective September 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Change in accounting policy (cont'd...)

Financial instruments (cont'd...)

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as loan payable are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, there was no effect on the Company's deficit position as at September 1, 2007.

Recent accounting pronouncements

Effective for fiscal periods commencing September 1, 2008, the Company will adopt new CICA standards relating to capital disclosures and financial instruments disclosure and presentation, and, effective September 1, 2009, a standard relating to goodwill and intangible assets. The Company is currently assessing the impact of these new accounting standards on its financial statements.

Capital Disclosures (Section 1535) - this standard establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent accounting pronouncements (cont'd...)

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863) - these two standards replace the current standard "Financial Instruments – Disclosure and Presentation" (Section 3861), revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets (Section 3064) - this new standard replaces the current standard for goodwill and intangible assets, Section 3062, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

3. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares

b) Common shares issued and outstanding:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-
Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents' warrants	-	(3,957)	3,957
Tax benefit renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Private placements	1,670,000	167,000	-
Finders' fees	-	(9,100)	-
Stock-based compensation	-	-	92,392
Balance, May 31, 2008	22,677,081	6,537,810	222,659

3. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000.

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27, 2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On December 12, and December 17, 2007, the Company issued 710,000 units and 960,000 flow-through common shares, respectively, of the Company at a price of $0.10 per share pursuant to a non-brokered private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $9,100.

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at May 31, 2008, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
416,000	$ 0.10	June 3, 2008 (subsequently expired)
649,284	0.10	December 22, 2009
1,035,427	0.10	July 23,2012

3. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd...)

Stock options (cont'd...)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, August 31, 2006	1,065,284	$	0.10
Options granted	1,035,427		0.10
Balance, August 31, 2007 and May 31, 2008	2,100,711	$	0.10
Number of options currently exercisable	1,755,570	$	0.10

During fiscal 2007, the Company granted options to acquire 1,035,427 common shares with a weighted average fair value of $0.14 per share. Stock-based compensation expense under the Black-Scholes option pricing model of $92,392 was recorded during the period relating to the number of vested options.

Warrants

At May 31, 2008, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
710,000	$ 0.20	December 17, 2008

3. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants (cont'd...)

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants		Weighted Average Exercise Price
Balance, August 31, 2007	4,798,000	$	0.20
Warrants issued	710,000		0.20
Warrants expired	(4,798,000)		0.20
Balance May 31, 2008	710,000	$	0.20
Number of warrants currently exercisable	710,000	$	0.20

4. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		Nine Month Period Ended May 31, 2008		Nine Month Period Ended May 31, 2007
Cash paid during the period for income taxes	$	-	$	-
Cash paid during the period for interest		-		-

There were no significant non-cash transactions for the three and nine month period ended May 31, 2008 or 2007.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2007 - $22,500) to a company controlled by a director.

b) Paid or accrued legal fees of $33,176 (2007 - $38,399) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

7. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States and Canada.

All of the Company's revenues for the periods presented were earned in the Untied States.

8. SUBSEQUENT EVENTS

Subsequent to May 31, 2008, the Company:

a) Purchased a 100% interest in certain petroleum and natural gas leases located in Southern Saskatchewan, Canada. In consideration for the leases, the Company paid $150,000 in cash. The vendor will retain a 3% royalty interest on the monthly production from wells drilled on the leases acquired.

b) Granted stock options to acquire up to 386,000 common shares in the capital of the Company, exercisable at $0.20 per share on or before June 12, 2013.

c) Completed the first tranche of a non-brokered private placement of 1,809,092 units at a price of $0.11 per unit, for gross proceeds of $199,000. Each unit consists of one common share and one common share purchase warrant, exercisable at a price of $0.18 per share for a period of 24 months.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2008

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy, Ltd. (formerly Topper Resources Inc.) (the "Company") for the nine months ended May 31, 2008. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended May 31, 2008 and the audited consolidated financial statements for the year ended August 31, 2007. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of July 29, 2008. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration and producing company with a property situated on the Gulf Coast of Texas. The Company's wholly owned subsidiary, Topper Resources, USA, Inc. holds title to the property.

The Company is currently pursuing domestic drilling opportunities in Canada and the United States.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2007. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is a small oil and gas exploration company that is pursuing domestic drilling opportunities in Canada and in the United States.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2006			
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	61	(31,431)	.00
Second quarter	498	(82,349)	(.01)
Third quarter	249	(87,654)	(.00)
Fourth quarter	299	109,001	(.00)
Fiscal 2008			
First quarter	-	(135,795)	(.01)
Second quarter	658	(176,360)	(.01)
Third quarter	366	(89,883)	(.00)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

In December 2007, the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, the Company paid 25% of the cost for the initial well on the prospect. The Company also paid a $10,000 equalization fee for the right to participate in the well. The initial well was drilled to its target depth in January 2008 and was determined to be non-productive. It has been plugged and abandoned. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

In June 2008 the Company agreed to purchase a 100% interest in certain petroleum and natural gas leases in Southern Saskatchewan, Canada. In consideration for the leases, the Company will pay $150,000. The vendor will retain a 3% royalty interest on the monthly production from wells drilled on the leases acquired.

OIL AND GAS PRODUCTION

For the nine month period ended May 31, 2008, the Company had a small net revenue interest in one well which produced approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended May 31, 2008 Compared With The Three Month Period Ended May 31, 2007.

For the three month period ended May 31, 2008, Company recorded oil and gas revenues of $366. In addition, oil and gas production expenses totalled $9. This compares to oil and gas revenues of $249 and oil and gas expenses of $1,401 for the three months ended May 31, 2007.

The Company's administrative expenses (exclusive of foreign exchange gains (losses) increased to $88,051 for the three months ended May 31, 2008 from $69,213 for the three months ended May 31, 2007. This is primarily attributable to an increase in stock based compensation.

The Company reported net loss of $89,883 for the three months ended May 31, 2008 as compared to a loss of $87,654 for the three months ended May 31, 2007. This is primarily attributable to stock based compensation of approximately $48,000 offset by a decrease in administrative expenses for the period.

For The Nine Month Period Ended May 31, 2008 Compared With The Nine Month Period Ended May 31, 2007.

For the nine months ended May 31, 2008, the Company recorded oil and gas revenues of $1,512 compared to $581 for the nine months ended May 31, 2007. Oil and gas expenses (production costs and dry hole costs) also increased to $113,040 for the nine months ended May 31, 2008 from $1,191 for the nine months ended May 31, 2007 primarily from drilling costs associated with a non-productive well.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) increased to $280,035 for the nine months ended May 31, 2008 from $174,040 for the nine months ended May 31, 2007 primarily as a result of an increase in consulting fees and stock based compensation.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $24,333 on May 31, 2008 from $77,949 on February 29, 2008. This is a result of cash used for operating activities of $53,616.

The Company's cash decreased to $24,333 on May 31, 2008 from $187,583 on August 31, 2007. This is a result of cash used for operating activities of $321,150 offset by cash provided by two private placements, which provided net proceeds of $157,900.

NINE MONTHS ENDED MAY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

The company's loss for the period of $402,038 coupled with a net increase in working capital items of $11,504 and offset by the add-back of stock based compensation of $92,392, resulted in net cash of $321,150 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow from financing activities was provided from private placements which closed in December, 2007 in the amount of $167,000 offset by finders' fees of $9,100.

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: Unlimited common shares without par value

	Number of Shares	Capital Stock	Contributed Surplus
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placements	4,605,000	460,500	-

Finders' fees	-	(36,050)	-
Share issuance costs	-	(9,217)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	16,733
Agents' warrants	-	(3,957)	3,957
Tax benefit renounced to flow-through share subscribed	-	(160,194)	-
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Private placements	1,670,000	167,000	-
Finders' fees	-	(9,100)	-
Stock-based compensation	-	-	92,392
Balance, May 31, 2008	22,677,081	6,537,810	222,659

a) At July 29, 2008, there were 22,677,081 common shares, 710,000 warrants and 1,684,711 options outstanding. The warrants expire on December 17, 2008. The stock options expire on December 22, 2009 and July 23, 2012. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $142,000 and $168,471 respectively.

b) On June 12, 2008, the Company granted stock options to acquire up to 386,000 common shares in the capital stock of the Company, exercisable at $0.20 per share on or before June 12, 2013.

LIQUIDITY AND CASH RESOURCES

On June 19, 2008, the Company began conducting a private placement of up to 3,571,428 units at a price of $0.14 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable at a price of $0.18 per share for a period of 24 months. On July 17, 2008, the Company completed the first tranche of the private placement consisting of 1,809,092 units at a price of $0.11 per unit for gross proceeds of $199,000.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2007- $22,500) to a company controlled by a director;

b) Paid or accrued legal fees of $33,176 (2007- $38,399) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

Form 52-109F2 ***Certification of Interim Filings***

I, M. Jane Costello, Chief Financial Officer of **Century Energy Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy Ltd. (the issuer) for the interim period ending May 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 29, 2008

Signed: *"M. Jane Costello"*
M. Jane Costello
Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Jimmy M. McCarroll, Chief Executive Officer of **Century Energy Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy Ltd. (the issuer) for the interim period ending May 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 29, 2008

Signed: *"Jimmy McCarroll"*
Jimmy M. McCarroll
Chief Executive Officer

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

-34757

August 14, 2008

For Immediate Release
TSX Venture: CEY

CENTURY ENERGY COMPLETES FINAL TRANCHE OF PRIVATE PLACEMENT

Century Energy Ltd. (the "Corporation") is pleased to announce that further to its news releases of June 19, 2008 and July 21, 2008, it has closed the second tranche of its non-brokered private placement consisting of 276,190 Units (the "Units") at a price of $0.11 per Unit, for gross proceeds of $30,381.00 (the "Offering"). Each Unit consists of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Corporation at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Corporation's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Corporation's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Corporation issues a news release announcing the Accelerated Exercise Period. The Corporation intends to close the balance of the Offering shortly. The Corporation paid the following finder's fees in connection with this Closing: Canaccord Capital Corporation, 10% cash fee and 9,100 Warrants; Capital Street Group, 19,090, Warrants and John Williams, 10% cash fee.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on December 12, 2008, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used for general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Corporation

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Corporation")

Item 2 Date of Material Change

August 11, 2008

Item 3 News Release

The Corporation disseminated a news release on August 14, 2008

Item 4 Summary of Material Changes

Further to the news releases dated June 19, 2008 and July 21, 2008, the Corporation has closed the second tranche of its non-brokered private placement (the "Offering").

Item 5 Full Description of Material Change

The Offering consisted of 276,190 Units (the "Units") at a price of $0.11 per Unit, for gross proceeds of $30,381.00. Each Unit consists of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Corporation at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Corporation's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Corporation's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Corporation issues a news release announcing the Accelerated Exercise Period. The Corporation intends to close the balance of the Offering shortly. The Corporation paid the following finder's fees in connection with this Closing: Canaccord Capital Corporation, 10% cash fee and 9,100 Warrants; Capital Street Group, 19,090 Warrants; and John Williams, 10% cash fee.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on December 12, 2008, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used for general working capital.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the Corporation, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

August 14, 2008

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

September 3, 2008 **For Immediate Release**
TSX Venture: CEY

CENTURY AND TRIAXON AGREE TO DEVELOP BAKKEN PLAY

Century Energy Ltd. is pleased to announce the signing of a "Farm In Agreement" with TriAxon Resources Ltd. of Calgary for the drilling of a horizontal well on Century's acreage adjacent to the Roncott/Bakken oil field in South East Saskatchewan.

TriAxon will pay 100% of the cost to drill and complete a horizontal well to earn a 70% interest in Century's acreage. Century will retain a 30% interest in the horizontal well and acreage, and has the option to participate at cost for an additional 10% interest. The well will be spudded before December 31st 2008, subject to rig availability. TriAxon will conduct operations under the 1990 CAPL Operating Procedure and the CAPL Farmout and Royalty Procedure. TriAxon will also pay Century for its pro rata share of acreage, consulting, and legal costs. The companies have agreed to an "Area of Mutual Interest (AMI)" surrounding Century's leases in the event they elect to acquire additional leases.

Century further commented: "We are pleased to have TriAxon as a partner. They are an established and successful operator in the Bakken Formation. They concentrate exclusively on developing low permeability reservoirs with horizontal, multistage fracced wells. Their expertise in the application of this new technology in the Bakken will be very helpful in the developing our leases with a potential for seven horizontal wells to be drilled".

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Ph. (713) 658-0161 * Fax (713) 222-7158

Century Energy Ltd. Retains Marketsmart Communications Inc. for Investor Relations

September 10, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the "Company") is pleased to announce that it has, subject to regulatory approval, retained Marketsmart Communications Inc. ("Marketsmart") to provide investor relations services to the Company. Maria Da Silva is the principle of Marketsmart.

Marketsmart will provide investor relations and marketing services for the Company including, but not limited to, introducing the Company to several national and international brokerage houses, contracting financial and industry specific media and arranging interviews, assisting the Company by way of introductions to obtain future financings, and providing shareholder and investor communications services.

Marketsmart maintains its office in Vancouver, British Columbia and utilizes a full spectrum of leading edge communication services to the investment community.

Marketsmart will be paid a fee of $5,000.00 (plus GST) per month. The term of the Agreement is for a period of 12 months. Either party may terminate the Agreement after a period of 6 months on 30 days written notice. The Company has granted Marketsmart an option to purchase 250,000 common shares of the Company at $0.10 per share, subject to regulatory approval.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and the United States.

FOR FURTHER INFORMATION:

Maria Da Silva
President, Marketsmart Communications, Inc.
Telephone: (604) 261-4466
Toll Free (877) 261-4466

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Ph. (713) 658-0161 * Fax (713) 222-7158

-34757

Century Energy Announces Stock Option Grants to Directors

September 30, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the "Company")) announced today that it intends to grant a total of 153,000 stock options to directors of the Company at an exercise price of $0.10 per common share with a five-year term to expiry.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and the United States.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

END